

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2008

By Facsimile and U.S. Mail

Mr. B.K. Chin
Chief Executive Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, Louisiana 70665

> **Re:** **Global Industries, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Response Letter Dated June 20, 2008**
> **Response Letter Dated July 30, 2008**
> **File No. 000-21086**

Dear Mr. Chin:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 30, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. We note your response to comment two of our letter dated July 21, 2008 as well as the additional information sent by facsimile on July 11, 2008 and August 7, 2008. At your earliest convenience, please electronically submit the additional information sent on July 11, 2008 and August 7, 2008 as correspondence in the EDGAR system. With respect to the rollforward of deferred dry docking activity sent on July 11, 2008, please include data for the year ended December 31, 2005 prior to submission. In addition, please tell us:

- whether the vessels undergo steel replacement in instances that are not based on regulatory requirements and indicate how the company accounts for such costs,

- the frequency in which your vessels undergo steel replacement as required by the marine classification societies;

- the expected life of the steel that was replaced;

- the percentage of steel comprising a vessel, that is typically replaced in a dry docking event; and

- the reasons for the significant variability in your vessel mobilization and demobilization costs for all periods presented.

Finally, please provide a detail of the book value of your deferred dry docking costs by component as of December 31, 2007, December 31, 2006, December 31, 2005, March 31, 2008 and June 30, 2008. Please contact us to discuss after you provide this information.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief